FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 25, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated September 22, 2003.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: September 25, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
September 22nd, 2003

Millicom to consolidate El Salvador operation

New York, London and Luxembourg – September 22nd 2003 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that it has recommenced consolidating Telemovil, its operation in El Salvador, following the successful resolution of the shareholder disputes with its local partners.

Telemovil is the leading provider of cellular services in El Salvador with approximately 460,000 total subscribers as at June 30th 2003.

Marc Beuls, President and CEO of Millicom International Cellular commented: “The El Salvador operation has exciting potential and with some $100m of revenue in 2002 it is an important business in the region. Over time we will own 100% of the company, however this will not impact upon Millicom’s budgeted corporate cashflow. There will now be the opportunity to grow this operation aggressively and to improve EBITDA margins towards the group average of over 50%.”

A summary of the unaudited financial results for the year ended December 31st 2002 and for the period ended June 30th 2003 is given below:

SUMMARY OF FINANCIAL INDICATORS (‘000 US$)

	Half year to 06/30/2003	Full Year 2002
Revenues	54,942	98,573
EBITDA	23,173	38,543
On a pro forma basis Telemovil today has approximately $8m of cash and bank loans of $30m.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company’s shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                                                        Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                      Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com